

Mail Stop 3561

March 17, 2011

<u>Via U.S. Mail</u>

Mr. James B. Gattoni, Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

> **Re: Landstar System, Inc.**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed February 23, 2011**
> **File No. 000-21238**

Dear Mr. Gattoni:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended December 25, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Capital Resources and Liquidity, page 28

1. Please revise the capital resources and liquidity section in future filings to include a discussion which covers the three-year period covered by the financial statements. You may use year-to-year comparisons or any other formats that in the registrant's judgment enhance a reader's understanding. Refer to the instructions to Item 303A of Regulation S-K for further guidance.

Critical Accounting Policies and Estimates, page 31

2. We note that Landstar provides for the estimated costs of self-insured claims primarily on an actuarial basis and that the amount recorded for the estimated liability for claims incurred is based upon the facts and circumstances known on the applicable balance sheet date. We also note that during fiscal years 2010, 2009 and 2008 you recognized favorable claim adjustments in each of the periods presented. In this regard, please explain to us in further detail the facts and circumstances that lead to favorable claim adjustments and the method for calculating or determining the favorable/unfavorable adjustments and how such amounts are reflected in the financial statements. We may have further comment upon receipt of your response.

Financial Statements, page 34
Notes to Consolidated Financial Statements, page 38

3. Please tell us and revise your notes to the consolidated financial statements in future filing to include your accounting policy for the fair value of financial instruments and the disclosures required by ASC 825-10-50 as applicable.

4. Furthermore, you indicate on page 29 that all investments, consisting of investment-grade bonds and mortgage-backed securities, are carried at fair value. In this regard, please note that for financial assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition you are required to provide the disclosures outlined in ASC 820-10-50. Please confirm your understanding of this matter and that you will comply in future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief